FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2003

CF CABLE TV INC.
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.]

Form 20-F |_|	Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes |_|	No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

CF CABLE TV INC. Filed in this Form 6-K Documents index

1.	Unaudited Consolidated Financial Statements of CF Cable TV Inc. for the quarter ended March 31, 2003; and Report to bondholders (Management Discussion and Analysis for the quarter ended March 31, 2003).

Unaudited financial information

Form 6-K*

for the quarter ended

March 31, 2003

*	This document has not been filed with the U.S. Securities and Exchange Commission (SEC) but has been delivered to the SEC for informational purposes only.

May 26, 2003

Highlights

Three months ended March 31

FINANCIAL HIGHLIGHTS

(in thousands of Canadian dollars)	2003	2002	Change

Revenues	$38,997	$41,122	-5.2%
EBITDA	$12,250	$15,264	-19.7%
Depreciation and amortisation	$4,942	$4,902	0.8%
Operating income	$7,308	$10,362	-29.5%
Net income	$11,772	$5,029	134.1%
Cash flows from operating activities	$2,176	$2,494	-12.8%
Capital expenditures	$2,809	$3,194	-12.1%

OPERATIONAL HIGHLIGHTS

Subscribers	2003	2002

Basic Cable

Basic Subscribers (1)	422,020	438,733	-3.8%
Home passed (2)	655,958	654,527	0.2%

% Penetration (3)	64.3%	67.0%

Basic Subscribers - Residential (4)	367,835	385,206	-4.5%

Extended Basic Tier - Residential Subscribers	293,359	310,359	-5.5%

% Penetration - Residential Basic Subscribers	79.8%	80.6%

Digital Cable

Digital Subscribers	40,257	26,673	50.9%

% Penetration (5)	9.5%	6.1%

Number of digital terminals	43,104	28,519	51.1%

(1)	Basic subscribers are subscribers who received basic cable service and includes analog and digital basic subscribers.

(2)	Homes passed are number of living units, such as residence homes, apartments and condominium units, passed by the cable television distribution network in a given cable system service area to which we offer the named service.

(3)	Represents subscribers as a percentage of homes passed.

(4)	Residential basic subscribers are residential subscribers who received basic cable service and includes analog and digital basic subscribers.

(5)	Represents digital subscribers as a percentage of basic subscribers.

1

REPORT TO BONDHOLDERS

Consolidated Statements of Income

Consolidated operating revenues for the first quarter ended March 31, 2003 was $39.0 million compared to $41.1 million for the same period last year, a decrease of 5.2% resulting mainly from the loss of 16,713 basic service subscribers from Q1-2002 to Q1-2003. Operating income before depreciation and amortisation (EBITDA) totalled $12.3 million compared to $15.3 million for the first three months of 2002, a decrease of $3.0 million or 19.6%.

Gross profit margins fell to 69.2% from 70.4% for the first quarter, a decrease of 1.2%. This reduction is mainly due to higher penetration rate of our digital service. The reduction in profit margin is also due to the increase in the monthly programming fees.

Operating and administrative expenses increased to $14.7 million from $13.7 million, up by $1.0 million or 7.3%. The increase reflects, among other things, (i) an increase in costs related to call centers as they experienced an increase in the number of calls received for new product information and promotions, and (ii) a basic subscriber base that increased, relative to the basic subscriber base of Videotron, affecting its share of the operating and administrative expenses incurred by Videotron and its subsidiaries on a consolidated basis.

Financial expenses decreased to $2.0 million compared to $3.0 million for the same period last year. This change is mainly due to the repayment of long-term debt and increased interest revenues on receivable from parent company.

Change in exchange rate on US denominated debt generated a non-materialised gain of $8.3 million for the first quarter of 2003 compared $0,2 million for the same period last year, an increase of $8.1 million.

The Company reported a net income of $11.8 million for the first quarter 2003 compared with $5.0 million for the first quarter 2002, an increase of $6.8 million or 136%. The change in results is mainly attributable to exchange gains on US denominated long-term debt in Q1-2003 compared to the same period last year.

Liquidity and Capital Resources

Cash flows from operating activities reached $2.2 million in the first quarter of 2003 compared to $2.5 million in first quarter of the previous year. Cash flows from operations was $1.9 million lower than the previous year due to lower earnings. Non cash operating items were $1.6 million higher than last year due to account receivable from parent company.

Investing activities resulted in cash outflows of $2.8 million in the first quarter of 2003 compared to a cash inflows of $3.8 million in the same quarter for the previous year. The sale of all cable infrastructure in dwellings of 20 units and more to an affiliated company in the first quarter of 2002 amounted to $6.8 million. Capital expenditures amounted to $2.8 million in the first quarter 2003 compared to $3.2 million in the same quarter in 2002.

Financing activities did not generate any cash flow change in the first quarter of 2003 compared to $7.8 million in 2002, resulting in a net change of $7.8 million caused by a repayment of advances to parent company and by the acquisition of non-controlling interest in a subsidiary.

Yvan Gingras
Senior Vice-President Finance and Administration
CF CABLE TV INC.
May 26, 2003

2

CF CABLE TV Inc.

CONSOLIDATED STATEMENTS OF INCOME

	For the three-month periods ended

(in thousands of Canadian dollars) (Unaudited)	March 31, 2003	March 31, 2002

Operating revenues	$38,997	$41,122

Direct costs	11,999	12,188

	26,998	28,934

Operating and administrative expenses	14,748	13,670

Operating income before depreciation and amortisation	12,250	15,264

Depreciation and amortisation	4,942	4,902

Operating income	7,308	10,362

Financial expenses	1,998	2,989
Exchange (gain) loss on US denominated long-term debt (note 1 b)	(8,301)	(249)

	(6,303)	2,740

	13,611	7,622

Income taxes
Current	167	171
Future	1,708	2,375

	1,875	2,546

	11,736	5,076

Share in the results of a company subject to significant influence	36	41
Non-controlling interest in a subsidiary	—	(88)

Net income	$11,772	$5,029

3

CF CABLE TV Inc.

CONSOLIDATED STATEMENTS OF DEFICIT

	For the three-month periods ended

(in thousands of Canadian dollars) (Unaudited)	March 31, 2003	March 31, 2002

Balance at beginning	$(35,639)	$(45,038)

Cumulative effect of accounting change (note 1 b)	—	(8,480)

Balance at beginning restated	(35,639)	(53,518)

Net income	11,772	5,029

Excess of the fair value over the carrying value
of the assets sold to an affiliated company (note 2 a)	—	1,861

Balance at end	$(23,867)	$(46,628)

4

CF CABLE TV Inc.

CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian dollars) (Unaudited)	March 31, 2003	December 31, 2002

Assets

Current assets
Cash	$67	$72
Amounts receivable from an affiliated company	838	767
Amounts receivable from parent company	58,429	55,432
Advance receivable from parent company	733	733
Prepaid expenses and other current assets	657	523
Income taxes receivable	520	—

	61,244	57,527

Investments	914	878
Fixed assets (note 3)	182,013	184,119
Deferred charges (note 4)	4,720	4,814
Future income tax assets	1,123	1,123
Goodwill	167,892	167,892

	$417,906	$416,353

Liabilities and Shareholder’s Equity

Current liabilities
Issued and outstanding cheques	$647	$12
Accounts payable and accrued liabilities (note 5)	25,655	29,619
Amounts payable to affiliated companies (note 6)	579	528
Deferred revenue and prepaid services	20,278	20,619

	47,159	50,778

Long-term debt (note 7)	110,983	119,291
Due to parent company (note 8)	25,969	25,969
Future income taxes	22,652	20,944
Non-controlling interest in a subsidiary (note 2 c)	10	10

	206,773	216,992

Shareholders’ equity
Share capital	235,000	235,000
Deficit	(23,867)	(35,639)

	211,133	199,361

	$417,906	$416,353

5

CF CABLE TV Inc.

CONSOLIDATED CASH FLOWS

	For the three-month periods ended

(in thousands of Canadian dollars) (Unaudited)	March 31, 2003	March 31, 2002

Cash flows from operating activities
Net income	$11,772	$5,029
Adjustments for the following items:
Amortisation of fixed assets	4,915	4,763
Amortisation of deferred charges	27	139
Amortisation of financing expenses	67	67
Future income taxes	1,708	2,375
Share in the results of a company subject to significant influence	(36)	(41)
Exchange (gain) loss on US denominated long-term debt	(8,301)	(249)
Other items	—	(13)

Cash flows from operations	10,152	12,070

Net change in non-cash operating items:
Accounts receivable	—	342
Receivable (payable) from (to) parent and affiliated companies	(3,017)	(8,390)
Income taxes receivable	(520)	14
Prepaid expenses and other current assets	(134)	(269)
Accounts payable and accrued liabilities	(3,964)	(510)
Deferred revenue and prepaid services	(341)	(763)

	(7,976)	(9,576)

Cash flows from operating activities	2,176	2,494

Cash flows from investing activities
Acquisition of fixed assets	(2,809)	(3,194)
Assets transferred to affiliated companies (note 2 a)	—	6,820
Proceeds on disposal of fixed assets	—	181
Deferred charges transferred to affiliated companies	—	29

Cash flows from investing activities	(2,809)	3,836

Cash flows from financing activities
Repayment of long-term debt	(7)	(6)
Advances to parent company	—	(7,029)
Acquisition of non-controlling interest (note 2 c)	—	(800)

	(7)	(7,835)

Net change in cash and cash equivalents	(640)	(1,505)
Cash and cash equivalents at beginning	60	31

Cash and cash equivalents at end	$(580)	$(1,474)

Cash and cash equivalents are comprised of:
Cash	$67	$215
Issued and outstanding cheques	(647)	(1,689)

	$(580)	$(1,474)

6

CF CABLE TV INC. Notes to the consolidated financial statements for the three-months periods ended March 31, 2003 (unaudited)

1.	Significant Accounting Principles

(a)	Consolidated financial statements:

These consolidated financial statements expressed in Canadian dollars are prepared in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements include the accounts of CF Cable TV inc. (the “Company”) and all its subsidiaries from the date of acquisition of their control.

(b)	Accounting changes:

(i)	Foreign currency translation:

In November 2001, the CICA issued Handbook Section 1650, Foreign Currency Translation. It recommends to eliminate the deferral and amortisation of unrealised foreign currency translation gains and losses on long-lived monetary items for a recognition in the statement of operations. In the first quarter of 2002, the Company adopted the new recommendations retroactively and the comparative figures have been restated. The effect of adopting the new recommendation resulted in a decrease in deferred charges in the amount of $8.5 million and an increase in deficit in the amount of $8.5 million

2.	Business reorganisation:

(a)	On February 8, 2002, the Company and its subsidiaries sold to an affiliated company, Câblage QMI Inc., all their rights and obligations in their internal wire for a total consideration of $6.8 million which represents the transaction price agreed between affiliated companies. As consideration, the Company received 6,820 preferred shares of Câblage QMI Inc. in the amount of $6.8 million. Since this transaction is between companies under common control, the excess of fair value over the carrying value of the assets sold, representing $1.9 million has been credited to deficit. On February 8, 2002, Câblage QMI Inc. redeemed the preferred shares issued previously.

(b)	In 2002, CF Cable TV Inc. proceeded to a reorganisation of the subsidiaries under the control of CF Cable TV Inc.: Vidéotron (RDL) Ltée, Vidéotron (Granby) Ltée, TDM Newco Ltée, Vidéotron (Richelieu) Ltée, Vidéotron (Laurentien) Ltée. These subsidiaries were merged or wound up into a parent company, renamed Vidéotron Regional Ltée, subsidiary of CF Câble TV Inc.

(c)	In March and December 2002, Télécâble Charlevoix (1977) Inc., a subsidiary of the Company, redeemed respectively from its non-controlling shareholder 80,000 and 109,000 of Class “D” Preferred Shares for a total consideration of $0.8 million and $1.2 million including cumulative unpaid dividends of $0.1 million.

7

CF CABLE TV INC. Notes to the consolidated financial statements for the three-months periods ended March 31, 2003 (unaudited)

3.	Fixed assets:

	March 31, 2003

	Cost	Accumulated depreciation	Net book value

	(in thousands of dollars)

Receiving and distribution networks	$321,655	$145,483	$176,172
Furniture and equipment	19,283	17,290	1,993
Buildings	4,767	1,657	3,110
Land	738	—	738

	$346,443	$164,430	$182,013

	December 31, 2003

	Cost	Accumulated depreciation	Net book value

	(in thousands of dollars)

Receiving and distribution networks	$318,860	$140,755	$178,105
Furniture and equipment	19,269	17,142	2,127
Buildings	4,767	1,617	3,150
Land	737	—	737

	$343,633	$159,514	$184,119

4.	Deferred charges:

	March 31, 2003	December 31, 2002

	(in thousands of dollars)

Long-term financing	$1,105	$1,172
Development and pre-operating costs	158	185
Employee future benefit costs	3,457	3,457

	$4,720	$4,814

8

CF CABLE TV INC. Notes to the consolidated financial statements for the three-months periods ended March 31, 2003 (unaudited)

5.	Accounts payable and accrued liabilities:

	March 31, 2003	December 31, 2002

	(in thousands of dollars)

Expenses and accounts payable	$1,771	$2,567
Salaries and fringe benefits	1,019	970
Holidays and sick days	203	183
GST and PST	1,287	1,366
Municipal real estate tax	1,099	1,727
Licence fees	15,517	15,570
CRTC licence fees	1,276	1,108
Programming funds	1,219	1,045
Interest	2,264	5,083

	$25,655	$29,619

6.	Amounts payable to affiliated companies:

	March 31, 2003	December 31, 2002

	(in thousands of dollars)

Quebecor Media inc	$9	$4
Vidéotron Télécom ltée	158	147
Groupe TVA	75	255
Câblage QMI	69	69
Vidéotron TVN Inc	268	53

	$579	$528

7.	Long-term debt:

	March 31, 2003	December 31, 2002

	(in thousands of dollars)

Senior Secured First Priority Notes at 9.125% interest rate (a)	$110,966	$119,266
Mortgage (b)	17	25

	$110,983	$119,291

9

CF CABLE TV INC. Notes to the consolidated financial statements for the three-months periods ended March 31, 2003 (unaudited)

7.	Long-term debt (continued):

(a)	Senior Secured First Priority Notes:

Senior Secured First Priority Notes having a par value of US$75.6 million (2002 - US$75.6 million), bear interest at the rate of 9.125%, and mature in 2007. The Notes are redeemable at the option of the Company on or after July 15, 2005 at 100% of the principal amount. These Notes are secured by first-ranking hypothecs on substantially all of the assets of CF Cable TV Inc. and certain of its subsidiaries. In addition, CF Cable TV Inc. and its subsidiaries have provided, to the extent permitted under the Notes Trust Indenture, guarantees in favour of the lenders under its parent credit agreement. In the case of realisation on the assets of CF Cable TV Inc. and its subsidiaries, the proceeds thereof would be firstly used to repay, on a pro rata basis, and as described in an inter-creditor agreement entered into on June 29, 2001, between, among others, the agent under the parent’s credit agreement and the trustee under the Notes Trust Indenture, the Senior Secured First Priority Notes and the first priority guarantees provided to the lenders under the parent’s credit agreement. In May 2002, the Company repurchased US$2.2 million of these Notes.

(b)	Mortgage:

The mortgage bears interest at a rate of 11% and matures in 2003.

Minimum principal repayments on long-term debt in each of the years are as follows:

(in thousands of dollars)

2003	$17

8.	Due to parent company:

	March 31, 2003	December 31, 2002

	(in thousands of dollars)
Inter-company Deeply Subordinated Debt, bank prime rate
plus 2% and repayable after the total repayment of
the Senior Secured First Priority Notes	$25,969	$25,969

The repayment of capital and interest on the inter-company Deeply Subordinated Debt is subordinated to the repayment of the Senior Secured First Priority Notes maturing in 2007. The parent company waives annually the interests on this debt.

10

CF CABLE TV INC. Notes to the consolidated financial statements for the three-months periods ended March 31, 2003 (unaudited)

9.	Comparative figures:

Certain figures of 2002 have been reclassified to conform with the presentation adopted in the quarter ended March 31, 2003.

11

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CF CABLE TV INC.

(Signed) Claudine Tremblay

By: Claudine Tremblay Assistant Secretary

Date: May 29, 2003